September 26, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4561
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant

Re:    NorthStar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2013

Dear Mr. Telewicz:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 15, 2014 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on February 28, 2014.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s periodic filings under the Securities Exchange Act of 1934 (the “Exchange Act”).

Form 10-K for fiscal year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Non-GAAP Financial Measures, page 107

Comment No. 1

We note your disclosure that Cash Available for Distribution (CAD) is calculated by adjusting net income (loss) for a variety of non-cash items. Please tell us if the adjustments for transaction costs are cash items and explain why they, as well as any other cash items, are included as adjustments in the calculation.

Response to Comment No. 1

The Company advises the Staff that adjustments for transaction costs are cash items. The Company adjusts for cash items in the calculation, such as transaction costs, because these costs are not a meaningful indicator of the Company’s recurring operating performance. For instance, these transaction costs represent costs such as professional fees associated with new investments, which are non-recurring expenses related to specific transactions. The Company advises the Staff that it will, in future Exchange Act periodic filings commencing with its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, enhance its disclosure to describe in more detail the cash adjustment for transaction costs as well as why such adjustment is necessary to provide investors and management with a useful measure of the Company’s operating performance.

Comment No. 2

Please explain your adjustment related to N-Star CDO bond discounts in greater detail. In your response, tell us how the accounting for CDO bond discounts differs between GAAP and CAD. In addition, explain to us how this adjustment is necessary in order to provide investors with a useful measure of your operating performance. Please enhance your disclosure in future filings as necessary to include this information.

Response to Comment No. 2

The Company advises the Staff that the adjustment for N-Star CDO bond discounts relates to repurchased CDO bonds of consolidated CDO financing transactions at a discount to par. The Company’s adjustment for N-Star CDO bond discount represents accreting such discount to the expected recovery value of the investment. These CDO bonds typically have a low interest rate and the majority of the return is generated from repurchasing the CDO bonds at a discount to expected recovery value. Because the return generated through the accretion of the discount is a meaningful contributor to the Company’s recurring operating performance, such accretion is adjusted in CAD.

The computation for the accretion of the discount under U.S. GAAP and CAD is the same. However, for CDO financing transactions that are consolidated under U.S. GAAP, the CDO bonds are not presented as an investment but rather are eliminated in the Company’s consolidated financial statements. Furthermore, the Company views these repurchased CDO bonds similar to any loan or security acquired at a discount to par where it recognizes the discount on the effective yield over the expected weighted average life of the investment.

The Company advises the Staff that it will, in future Exchange Act periodic filings commencing with its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, enhance its disclosure by describing in more detail the adjustment for N-Star CDO bond discounts as well as why such adjustment is necessary to provide investors and management with a useful measure of the Company’s operating performance.

Comment No. 3

Please explain your “other” adjustments related to N-Star CDO Equity Interests in greater detail. In your response explain to us why these adjustments are necessary in order to provide investors with a useful measure of your operating performance. Please enhance your disclosure in future filings as necessary to include this information.

Response to Comment No. 3

The Company advises the Staff that the “other” adjustments related to N-Star CDO Equity Interests represents the net interest generated from the N-Star CDO Equity Interests. This net interest is a component of the Company’s ongoing return on its investment. As such, the earnings are adjusted in CAD as it provides investors and management with a meaningful indicator of the Company’s recurring operating performance. The Company advises the Staff that it will, in future Exchange Act periodic filings commencing with its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, enhance its disclosure by describing in more detail the “other” adjustments related to the N-Star CDO Equity Interests.

Notes to Consolidated Financial Statements, page 123

Note 3. Variable interest entities, page 132

Comment No. 4

Please tell us why fees paid to a third-party collateral manager to whom collateral management rights were delegated resulted in the conclusion that the manager was acting as a principal and thus, you are no longer the primary beneficiary of such CDOs. Also, regarding N-Star CDO VII and N-Star CDO V, please explain why an event of default resulted in the ability of a single party to remove you as collateral manager and thus, you are no longer the primary beneficiary of that CDO. In addition, please tell us if the event of default is a short-term or long-term condition.

Response to Comment No. 4

The Company advises the Staff that it evaluated the six criteria cited in ASC 810-55-37 and determined that the fees paid to the manager represented a variable interest in the deconsolidated CDOs and the manager was functioning as a principal. The Company evaluated whether the third-party collateral manager was an agent or de facto agent of the Company for purposes of determining the primary beneficiary of the CDOs.

In connection with this evaluation, the Company evaluated whether the third-party collateral manager held a variable interest as a decision maker which would be an indicator as to whether such manager was acting as a principal or an agent. The Company determined that the fees paid to the manager were not substantially all of the fees at or above the same level of seniority as operating liabilities in terms of priority of the manager’s claim on the VIE’s assets after the fee is calculated and payable. A more significant portion of the fees paid to the manager is a subordinate collateral manager fee that is at risk if the manager does not perform the collateral management duties delegated to it. Accordingly, the fees paid to the manager do not meet all the applicable criteria and the manager is deemed to be acting as principal. Therefore, the Company determined that it was no longer the primary beneficiary of such CDOs.

In addition, the Company advises the Staff regarding N-Star CDOs V and N-Star CDO VII, that event of default resulted in a single party having the unilateral right to remove the Company as collateral manager in accordance with the governing documents of the respective CDO. Both such events of default are long-term in nature. Therefore, upon such events of default, the Company was no longer the primary beneficiary of the CDOs. In the case of N-Star CDO V, upon the event of default, the controlling class, which is majority owned by a single party, had the right, and continues to have the right, to remove the Company as collateral manager. In the case of N-Star CDO VII, upon the event of default, the controlling class had the right to remove the Company as collateral manager and in fact, instructed the trustee to liquidate the CDO. The CDO was liquidated in the quarter following the event of default by the trustee.

Note 6. Investments in private equity funds, page 143 and Note 7. Investments in and advances to unconsolidated ventures, page 145

Comment No. 5

Please provide us with your significance test to determine whether any audited financial statements are required in accordance with Rule 3-09 of Regulation S-X.
Response to Comment No. 5

The Company advises the Staff that the significance test used to conclude that there were no audited financial statements required in accordance with Rule 3-09 of Regulation S-X is included in Appendix A to this Letter.

Note 18, Segment reporting, page 172

Comment No. 6

Please clarify to us, and state clearly in future filings, how many segments exist and ensure the number of segments coincide with the tables that present segment reporting. In your response explain to us whether the N-Star CDOs are considered a separate segment or a component of another segment. To the extent the N-Star CDOs are considered a component of another segment, please explain your basis for providing separate presentation of these items.

Response to Comment No. 6

The Company advises the Staff that it reported seven segments in its Form 10-K, which corresponded to the segment reporting tables presented. The Company further advises the Staff that the N-Star CDOs are considered separate segments and are presented as such in the segment reporting tables. Historically, the Company originated or acquired CRE debt and securities were predominantly financed through CDOs. All of the CDOs are amortizing over time as the underlying assets paydown or are sold. The Company has been winding down this legacy CDO business and reporting them as separate segments is consistent with how management reviews and manages these businesses.

The Company advises the Staff that it will, in future Exchange Act periodic filings commencing with the Quarterly Report on Form 10-Q for the quarter period ended September 30, 2014, include the number of segments as well as the basis for considering the N-Star CDOs as separate segments in the segment reporting footnote.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at
(212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess

Debra A. Hess
Chief Financial Officer

cc: Peter McPhun, Staff Accountant, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp. Ronald Lieberman, NorthStar Realty Finance Corp. Frank Raffaele, Grant Thornton LLP

Appendix A

NorthStar Realty Finance Corp.
Test of Significant Subsidiaries (Rule 3-09 of Regulation S-X)
December 31, 2013
(Dollars in thousands)
	PE Investment										LandCap	CS	NorthStar	NorthStar	NorthStar	Trust Preferred			Pru
	I-I	I-II	I-IV	I-V	II-I	II-II	III	RXR	Multifamily	Meadowlands	Partners	Federal	Income	Healthcare	Income II	Securities	EXR II	Metrotech	Holdings	Milford
Investment Test
Total Investment in Subsidiary	$130,372	$63,908	$30,426	$1,630	$144,148	$144,756	$70,778	$84,134	$10,022	$—	$14,313	$5,513	$6,094	$2,125	$2,165	$3,742	$5,695	$11	$8,526	$—
Total Assets - Registrant	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050	$6,360,050
As a % of Registrant	2.0%	1.0%	0.5%	—%	2.3%	2.3%	1.1%	1.3%	0.2%	—%	0.2%	0.1%	0.1%	—%	—%	0.1%	0.1%	—%	0.1%	—%

Income Test
Pre-tax income - Subsidiary pro rata	$31,389	$13,618	$7,175	$1,535	$14,769	$14,106	$—	$—	$(697)	$(817)	$530	$275	$588	$(31)	$8	$—	$1,457	$2,756	$—	$(1,184)

Income (Loss) from Operations - Registrant	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034	$136,034
Pre-tax income - Subsidiary pro rata	31,389	13,618	7,175	1,535	14,769	14,106	—	—	(697)	(817)	530	275	588	(31)	8	—	1,457	2,756	—	(1,184)
Net (income) loss attributable to non-controlling interests - Registrant	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)	(5,973)
Pre-tax income - Registrant	$161,450	$143,679	$137,236	$131,596	$144,830	$144,167	$130,061	$130,061	$129,364	$129,244	$130,591	$130,336	$130,649	$130,030	$130,069	$130,061	$131,518	$132,817	$130,061	$128,877
As a % of Registrant	19.4%	9.5%	5.2%	1.2%	10.2%	9.8%	—%	—%	(0.5)%	(0.6)%	0.4%	0.2%	0.5%	—%	—%	—%	1.1%	2.1%	—%	(0.9)%